FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November 2006	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Ronald B. Sirkis

	Name:	Ronald B. Sirkis
	Title:	Executive Vice-President, General Counsel
and Taxation

By:	/s/ Robert V. Horte

	Name:	Robert V. Horte
	Title:	Vice President and Corporate Secretary
Date: November  28, 2006

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release — BMO Financial Group Reports 11% Earnings Growth and Record Net Income for 2006, Fourth Quarter Earnings Increase 4.8% and Dividend Increases to $0.65, up 33% from a year ago